UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of June 2022

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

At the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held today, the following resolutions were approved by the shareholders:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting;

(2)
To approve an amendment to the Company's Amended and Restated Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years, except in the case of external directors whose terms of office are governed by the Israeli Companies Law;

(3)
To approve the re-election of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel to the board of directors of the Company (the "Board of Directors"), each for an additional one-year term until the annual general meeting to be held in 2023;

(4)	To approve the grant of an award of options to Dr. Alon Seri-Levi; and

(5)	To approve an amended Compensation Policy for a period of three years.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration Nos. 333-230564 and 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: June 23, 2022	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer